Accretive Health, Inc.
401 North Michigan Avenue, Suite 2700
Chicago, Illinois 60611
May 17, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Accretive Health, Inc. Registration Statement on Form S-1 File No. 333-162186 Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Accretive Health, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-162186), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. (Washington, D.C. time) on May 19, 2010, or as soon thereafter as practicable.
The Registrant hereby acknowledges that:
(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, Accretive Health, Inc.
By:	/s/ Daniel A. Zaccardo
	Name:	Daniel A. Zaccardo
	Title:	Vice President and General Counsel